Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated May 20, 2011

LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared in Sioux Falls Argus Leader on May 13, 2011.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Sanborn or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Raising capital a click away
‘Peer-to-peer’ online sites increase lending options
May 13, 2011

When Nick Rallis needed to raise money for a new CD for his band, he headed to the Internet.

He turned to a site called Kickstarter that allows people to raise money for creative projects.

Rallis is one of an increasing number of people who are turning to the Internet to fund projects ranging from small-business start-ups to new albums or movies through crowdfunding and peer-to-peer lending sites.

Nick Rallis said band members wanted a faster alternative to saving the money over time to ensure that they could hit the ground running in marketing the band’s new album, “The Gamble.” Kickstarter allowed them to raise the money - through backers who receive rewards for their pledges — without going into debt.

Rallis’ goal was to raise $4,000. He surpassed that by almost $8,000, providing money to distribute and promote the CD, print additional copies, purchase T-shirts and do Facebook advertising.

“Kickstarter for us is just one of the endless facets that the Internet has allowed for a small project such as ours to get further off the ground way more than it ever would have,” Rallis said.

‘Whole bunch of options’ open up

The site is just one example of some of the alternative sources now available to people and businesses. With some research, entrepreneurs can find unexpected loan providers, business grants, online lists of angel investors and business plan competitions that dole out cash prizes.

“A whole bunch of options have opened up,” said Paul Kedrosky, a senior fellow at Ewing Marion Kauffman Foundation, where he focuses on entrepreneurship, innovation and capital markets. “People have gotten much more comfortable with providing and receiving capital in new ways.”

In the peer-to-peer and crowdfunding areas, lenders and borrowers never have to meet face-to-face. Transactions occur online.

Peer-to-peer sites connect individual borrowers with lenders and take a fee for the service. Lending Club, for instance, takes a 2 percent to 5 percent cut for “providing the services of screening borrowers and issuing the loans.”

In South Dakota, Lending Club launched in June 2007. Since that time, 21 loans have been made to borrowers in the eastern part of the state in cities such as Sioux Falls, Watertown and Brookings. The region has 51 investors who have loaned $129,000 to borrowers nationwide.

Small-business loans are the company’s fastest-growing segment, though people also can take out loans for things such as credit-card debt consolidation or home remodeling projects, said Scott Sanborn, chief marketing officer for Lending Club. While there are a variety of possibilities for businesses, start-ups often don’t have a lot of options, he said. Lending Club can offer an alternative beyond what’s often referred to as the Three F’s — family, friends and fools.

Some who work with small businesses in the state say they have heard of the peer-to-peer approach but aren’t aware of anyone who has used it yet.

Tim Weelborg, executive director of The Enterprise Institute, also teaches a class at South Dakota State University during which he discusses creative ways for start-ups to find financial backing. Peer-to-peer lending is one option he discusses, though he said he isn’t familiar enough with it to understand all the risks involved. Other options include borrowing from friends and family or pre-selling a product for an advance, Weelborg said.

What’s interesting, he said, is the clearinghouse perspective of the sites, which sometimes allow borrowers to pool the money they need from more than one lender.
The poor economy has meant people increasingly have had to look at other options beyond banks, Sanborn said.

“The economy, I would say for us, it has been probably a net positive in that with the restriction and retraction of the traditional credit system, (it created) an opportunity for innovative new models to emerge,” he said. “People are looking for and open to finding new solutions on both sides of the equation.”

Crowdfunding sites usually pool a large number of small loans or donations. The sites vary, but one of the most known is Kickstarter.com. Backers don’t get their money back or interest. Instead, they receive a “reward.”

“We shy away from the word ‘donation,’ “ said Kickstarter co-founder Yancey Strickler. “In a sense, this is commerce. You get something in return.”

Many of these services were around before the recession, but it super-fueled their growth, said Steve Strauss, author of the soon-to-be-published book “Get Your Business Funded: Creative Methods for Getting the Money You Need.”

The plethora of financing options means more fundraising opportunities. But it also brings about a larger chance of getting burned by high interest rates, hidden service fees and other unexpected costs. “Some are riskier than others, and some have a higher cost of capital than others,” said Andrew Sherman, a partner at law firm Jones Day and a specialist in business financing. “It’s not just what capital is available; it’s what capital is available at what cost.”

Steering clear of ‘bottom feeders’

He suggests that borrowers run details past professional counsel, such as an accountant or lawyer, to make sure the deal makes sense and follows Securities and Exchange Commission rules. Borrowers also should keep an eye out for scam artists. “Any time you have small-business owners desperate for capital, there are going to be people with high moral ethics and integrity — and there are going to be bottom feeders,” Sherman said.
USA Today contributed to this report.